October 7, 2010

Larry L. Greene
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Kevin Rupert
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Dblaine Investment Trust, File Nos. 333-168638, Form N-14.  Reorganization of the Bryce Capital Growth Fund and the Bryce Capital Value Fund (the "Bryce Funds"), each a series of Bryce Capital Funds, with and into the Dblaine Fund, a series of Dblaine Investment Trust.

Dear Mr. Greene and Mr. Rupert:

On August 6, 2010, Dblaine Investment Trust (the "Registrant"), on behalf of the Dblaine Fund (the “Fund”), a series of the Registrant, filed a registration statement under the Securities Act of 1933 on Form N-14.  On September 13, 2010, Mr. Rupert provided oral comments.  On September 20, 2010, Mr. Greene provided additional oral comments.  Please find below the Registrant's responses to those comments.  Any typographical and grammatical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, we have summarized and combined (when addressing an identical or substantially similar theme) each set of comments.

Comment (1):  Please explain why, consistent with the factors outlined in North American Security Trust (No-Action Letter, pub. avail. August 5, 1994), the Fund will be the accounting survivor given its relatively small size in relation to each of the Bryce Funds.

Response:  The Registrant believes that the Fund is the accounting survivor of the reorganization based on the factors set forth in North American Security Trust.  In that no-action letter, the SEC staff sets out the factors funds should use to determine which predecessor fund the surviving fund most closely resembles.  These factors include a comparison of investment advisers, investment objectives, investment policies and restrictions, expense structures and ratios, asset size and portfolio composition.  The Fund was selected as the accounting survivor for the following reasons:

A. Investment Advisor. The adviser for the Fund will be the adviser of the surviving fund and will employ the Fund’s investment style in managing the surviving fund.

B. Investment Objective.  The investment objectives of the Fund and the Bryce Funds are substantially similar.  The investment object of the Fund is growth and income.  The investment object of both Bryce Funds is capital appreciation.  The Registrant believes "growth" and "capital appreciation" are expressions of the same investment object albeit using slightly different phrasing. Following the reorganization, the surviving fund will adopt the investment objective of the Fund.  Because the surviving fund will be managed by the investment adviser for the Fund and will adopt the investment objective of the Fund, the investment objectives and investment policies of the Fund will most closely resemble those of the surviving fund.

C. Investment Policies and Restrictions.  The Fund's principal investment strategy is to invest primarily in U.S. and foreign (i) common stocks, (ii) preferred stocks and (iii) ADRs for growth and/or dividend income.  The Bryce Funds also invest in U.S. and foreign common stocks, but do not expressly include preferred stocks; and the Bryce Capital Growth Fund includes convertible securities in its principal strategy.  The surviving fund will adopt the investment policies and restrictions of the Fund.  Consequently, the investment policies and restrictions of the Fund most closely resemble those of the surviving fund.  As a result, it is appropriate that the Fund be treated as the accounting survivor.

D. Expense Structures and Ratios.  Because the Fund will waive sales loads for Bryce Funds shareholders with respect to Class A Fund shares received as part of the reorganization and because the Bryce Funds are no-load funds, there is no material difference in shareholder fees between the Fund and the Bryce Funds.  However, the operating expenses of the Fund are expected to be significantly lower that those of the Bryce Funds because of the expense cap provided by the Fund's adviser for at least one year following the reorganization.  The Fund's annual operating expenses are caped at 1.25% of average net assets, while the Bryce Funds expense ratio is estimated at approximately 3.85%.  Assuming the Fund's expense cap is not renewed, the Fund’s estimated expenses would be 2.55%, which are still lower than the expenses of the Bryce Funds.  Because the surviving fund will operate under the same expense cap as the Fund, the surviving fund's operating expenses most closely resemble those of the Fund.

E. Asset Size and Portfolio Composition.  While the Fund is significantly smaller than each Bryce Fund, after the reorganization, it will continue to hold substantially the same securities as those held by the Bryce Fund.

Based upon the analysis of the comparative factors noted above, it is reasonable to conclude that the Fund is the accounting survivor.

Comment (2):  Please update financial information throughout the Prospectus/Proxy Statement using June 30, 2010 fiscal year end information for the Bryce Funds.

Response:  The requested updates have been made.

Comment (3):  Please review the Prospectus/Proxy Statement to assure that each of Items 1 -17 is included and complete.

Response:  The Prospectus/Proxy Statement has been reviewed to assure completeness.  Any missing Items have been supplied by amendment.

Comment (4):  Because the Bryce Funds will make a pre-reorganization distribution of all undistributed income and net capital gains as of the reorganization's valuation date, please provide disclosures describing the assumptions made to estimate the proportion of these distributions that will be re-invested.

Response:  Upon further review, the Bryce Funds' estimated pre-reorganization distribution of all undistributed income and net capital gains has been eliminated.  Related disclosures have been removed.

Comment (5):  In the Pro Forma Combined Portfolio of Investments, please provide industry classification per security

Response:  The requested industry classification disclosure has been provided.

Comment (6):  If the Bryce Funds are still offered, they should provide notice of the proposed reorganization to prospective shareholders.

Response:  The Bryce Funds have provided the requested notice.

Comment (7):  Please disclose any change in shareholder-level services such as the ability to purchase and redeem shares via website or by phone.

Response:  The Registrant does not believe are any differences to disclose.

Comment (8):  Please amend the description of the Bryce Funds Board's likely actions in the event the reorganization is not approved by both Bryce Funds such that disclosures are consistent throughout.

Response:  The relevant disclosures have been amended to assure consistency.

Comment (9):  Please supply a sample proxy card as none was included as an exhibit.

Response:  A sample proxy card has been provided.

Comment (10):  Please explain why Form N-14 was submitted without a cover letter.

Response:  The omission of a cover letter was inadvertent.  Any amendments will be accompanied by a cover letter.

Comment (11):  Please provide the enhanced proxy disclosures required by Regulation S-K describing board leadership, risk oversight, trustee qualifications, etc.

Response:  The Registrant has reviewed Proxy Disclosure Enhancements (Release No. 33-9089; 34-61175; IC-29092; File No. S7-13-09), the  release adopting amendments to the proxy rules, Regulation S-K and Forms N-1A and N-2, and can find no indication that the Commission intended the enhanced proxy disclosures to apply to proxy/prospectuses filed on Form N-14.  Consequently, the Registrant has not added the requested disclosure.

Comment (12):  Please provide disclosure describing the Registrant’s USA PATRIOT Act policies and procedures.

Response:  The requested disclosure has been added.

Comment (13):  Please provide disclosure describing investment risks that may be caused by the recent recession and stock market volatility.

Response:  The requested disclosure has been added.

Comment (14):  When describing the tax opinion to be provided as to the tax-free nature of the reorganization, please identify the person or entity providing the opinion.

Response:  The requested disclosure has been added.

Comment (15):  Please disclose the Registrant's policy with respect to shareholder proposals and related access to the Registrant's proxy materials.

Response:  The requested disclosure has been added.

Comment (16):  Please clarify that the Reorganization will include certificated shares of the Bryce Funds, if any, and the Registrant's policy with respect to issuing share certificates.

Response:  The Bryce Funds do not issue share certificates and the Proxy Statement/Prospectus has been revised accordingly.  The Registrant does not issue share certificates as described in the Proxy Statement/Prospectus.

Comment (17):  Please disclose that the Reorganization-related waiver of Class A sales charges for Bryce shareholders applies only to current accounts and that if Bryce Fund shareholders wished to buy Class A shares of the Dblaine Fund in new accounts, such purchases would be subject to sales charges.

Response:  The requested disclosure has been made.

Comment (18):  Please change paragraph-long disclosures that are presented in all caps to upper and lower case italics to better bring these to the readers' attention.

Response:  The disclosure has been reformatted.

Comment (19):  Please amend the table comparing fund fees and expenses to include June 30, 2010 fiscal year end data for Bryce Funds and an updated estimate of other expenses for the Fund.  Additionally, amend the footnote describing wire charges to include a statement that shareholders will receive notice prior to any change in these wire fees.  Also, expand the footnote describing the expense cap to include disclosure of the three-year recapture window for fees waived or reimbursed by the adviser to the Dblaine Fund.

Response:  The requested disclosures and edits have been made.

Comment (20):  Please confirm that neither the Bryce Funds, nor the Dblaine Fund charge a redemption fee for shares redeemed after being held for at least one year.

Response:  The Registrant so confirms.

Comment (21):  Following the table describing the load breakpoints for Class A shares of the Dblaine Fund, add a disclosure expressly stating that the Bryce Funds are no load funds.

Response:  The requested disclosure has been made.

Comment (22):  The following the paragraphs entitled "Fair Valuation," add a statement describing the differences between the fair valuation methods between the Fund and the Bryce Funds, or if substantially similar, so state.

Response:  The requested disclosure has been made.

Comment (23):  If any of the securities in the Bryce Funds portfolios are to be sold either prior to or shortly after the Reorganization, pursuant to the Reorganization, please mark them and provide descriptive disclosure of the Reorganization-related planned dispositions.

Response:  No such Reorganization-related dispositions are planned.

Comment (24):  If investing in the securities of emerging market issuers is a principal investment strategy of the Fund, please provide related risk disclosures.

Response:  Investing in the securities of emerging market issuers is not a principal investment strategy of the Fund.

Comment (25):  Under "Reasons for Reorganization", please give greater prominence to the fact that the current adviser to the Bryce Funds no longer wishes to serve as the adviser and will be resigning its role as adviser.

Response:  The requested change has been made.

Comment (26):  Please correct any formatting errors throughout the Prospectus/Proxy Statement with special attention tables to assure that the text in tables does not run together.

Response:  The requested changes have been made and special attention will be devoted to the definitive Proxy Statement/Prospectus that will mailed to shareholders to assure that formatting consistency is preserved.

Comment (26):  If broker non-votes and abstentions also include a grant of authority with respect to "…other business as may properly come before the meeting or any adjournment thereof," please provide disclosure informing shareholders that such a grant of authority will be voted in favor of an adjournment.

Response:  The requested disclosure has been added.

On behalf of the Registrant and First Dominion Capital Corp, the Registrant's principal underwriter, we hereby requests acceleration of the effective date of the Amendment to the Registrant's Registration Statement on Form N-14 to October 8, 2010 or, in the alternative, acceleration to the earliest possible time the SEC staff shall determine.

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (614) 469-3297.

Sincerely,

/s/ Michael V. Wible

Michael V. Wible

656518.2